SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Southern Union Company
(Name of Issuer)

Common Stock, par value $1.00 Per Share
(Title of Class of Securities)

844028100
(CUSIP Number)

December 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   / Rule 13d-1(b)
/ X / Rule 13d-1(c)
/   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,541,998 shares, which constitutes approximately 3.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 52,145,009 shares outstanding.

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CUSIP No. 844028100

1.     Name of Reporting Person:

       Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.      SEC Use Only

4.      Citizenship or Place of Organization: Texas

                5.      Sole Voting Power: -0-
Number of
Shares
Beneficially    6.      Shared Voting Power: -0-
Owned By
Each
Reporting       7.      Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        / /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

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CUSIP No. 844028100

1.     Name of Reporting Person:

       Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 7,000 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 7,000 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       7,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       / /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: CO
---------------
(1)     Power is exercised through its President, Perry R. Bass.

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CUSIP No. 844028100

1.     Name of Reporting Person:

       820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 1,314,222 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,314,222 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,314,222

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        / /

11.     Percent of Class Represented by Amount in Row (9): 2.5%

12.     Type of Reporting Person: 00 - Trust
---------------
(1)     Power is exercised through its sole Trustee, Lee M. Bass.

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CUSIP No. 844028100

1.     Name of Reporting Person:

       Lee and Ramona Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 74,513 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 74,513 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

      74,513

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        / /

11.     Percent of Class Represented by Amount in Row (9): 0.1%

12.     Type of Reporting Person: CO
---------------
(1)     Power is exercised through its President, Lee M. Bass.

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CUSIP No. 844028100

1.     Name of Reporting Person:

       Bass Enterprises Production Co.

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 146,263
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 146,263
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       146,263

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        / /

11.     Percent of Class Represented by Amount in Row (9): 0.3%

12.     Type of Reporting Person: CO


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated November 3, 1999, as amended by Amendment No. 1 dated February 13, 2001 (the "Schedule 13G"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Southern Union Company (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a). Names of Persons Filing.

Item 2(a) hereby is partially amended by adding at the end thereof the following:

For purposes of future filings, SRBMT and SRB will no longer be Reporting Persons or Item 2 Persons.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SRBMT

SRBMT is not the beneficial owner of any of the outstanding shares of the Stock.

Foundation

Pursuant to Rule 13d-3(a), Foundation is the beneficial owner of 7,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

820

Pursuant to Rule 13d-3(a), 820 is the beneficial owner of 1,314,222 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

LRB Foundation

Pursuant to Rule 13d-3(a), LRB Foundation is the beneficial owner of 74,513 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

BEPCO

Pursuant to Rule 13d-3(a), BEPCO is the beneficial owner of 146,263 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

Controlling Persons

SRB

SRB, trustee and the sole trustor of SRBMT, is not the beneficial owner of any of the outstanding shares of the Stock.

PRB

Because of his position as President of Foundation, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

LMB

Because of his positions as sole Trustee of 820 and as President of LRB Foundation, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,388,735 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SRBMT

SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Foundation

Acting through its President, Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,000 shares of the Stock.

820

Acting through its sole Trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,314,222 shares of the Stock.

LRB Foundation

Acting through its President, LRB Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,513 shares of the Stock.

BEPCO

BEPCO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 146,263 shares of the Stock.

Controlling Persons

SRB

SRB, sole Trustor of SRBMT, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PRB

In his capacity as President of Foundation, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,000 shares of the Stock.

LMB

In his capacities as sole Trustee of 820 and as President of LRB Foundation, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,388,735 shares of the Stock.

Item 5.       Ownership of Five Percent or Less of a Class.

Item 5 is hereby restated in its entirety as follows:

On October 1, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February 14, 2002

By: /s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:
SID R. BASS MANAGEMENT TRUST (1)

THE BASS FOUNDATION

By: /s/ William P. Hallman, Jr.
William P. Hallman, Jr., Secretary

820 MANAGEMENT TRUST

By: /s/ W.R. Cotham
W.R. Cotham,
Attorney-in-Fact for:
LEE M. BASS, Trustee (2)

LEE AND RAMONA BASS FOUNDATION

By: /s/ William P. Hallman, Jr.
William P. Hallman, Jr., Secretary

BASS ENTERPRISES PRODUCTION CO.

By: /s/ W. R. Cotham
W. R. Cotham, Vice President

(1)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of the Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.